
07003963


SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2007
WASH, D.C.
156
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36987

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rochdale Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Lexington Ave, 8th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Andrew M. Miranda (212) 588-3400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weisberg, Mole' Krantz and Goldfarb
(Name – *if individual, state last, first, middle name*)

17 West John Street (Address) Hicksville (City) NY (State) 11801 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ______Andrew M. Miranda______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _______Rochdale Securities LLC____, as of ___________December 31____________________, 20__06__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



Signature

Chief Financial Officer

Title



Notary Public

LAWRENCE WEINER
Notary Public, State of New York
No. 01WE4616316
Qualified in New York County
Commission Expires Oct 11, 2009

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROCHDALE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

WMK&G
Weisberg, Molé, Krantz & Goldfarb, LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To The Members of
Rochdale Securities LLC

We have audited the accompanying statement of financial condition of Rochdale Securities LLC (the "Company") as of December 31, 2006, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Rochdale Securities LLC at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Weisberg, Molé, Krantz & Goldfarb, LLP

Hicksville, New York
February 12, 2007

17 West John Street, Hicksville, New York 11801 • Phone: 516-933-3800 • Fax: 516-933-1060
One Parker Plaza, Fort Lee, New Jersey 07024 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

ROCHDALE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

Cash	$	650,789
Securities owned, at market value - note 1 and 2		2,010,707
Receivables from clients and brokers or dealers - note 8		13,413,194
Furniture, equipment, and improvements, at cost, less accumulated depreciation of $1,193,070 - notes 1 and 3		204,216
Other assets		739,477
Total assets	$	17,018,383

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses - note 8	$	8,567,673
Income taxes payable - notes 1 and 7		111,744
Total liabilities	$	8,679,417
Commitments and contingencies - note 6		
Members' Equity	$	8,338,966
Total liabilities and members' equity	$	17,018,383

The accompanying notes are an integral part of this financial statement.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Rochdale Securities LLC (the "Company") is a registered broker/dealer and a member of the National Association of Securities Dealers ("NASD"). The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates.

Marketable Securities

Marketable securities are reflected at the closing price on the day of valuation with resulting unrealized gains or losses reflected in net income for the year. The cost of marketable securities sold is determined on the specific identification method. At December 31, 2006, the investment portfolio valued at $ 2,010,707 consisted mainly of uninsured money market instruments which maintain a constant principal balance and, accordingly, the cost basis is the same as market value. The investment portfolio also includes marketable equity securities which at reflected at market value. In addition, the Company actively trades its own account for profit and marks these securities to market value at the end of the period.

Furniture, Equipment and Improvements

Furniture, equipment and improvements are stated at cost. Depreciation is provided on the straight-line basis using estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Income Taxes

The Company is a limited liability company and is treated as a partnership for income tax purposes. Accordingly, the taxable income of the Company is taxable to its members based on their respective ownership of the profit and losses of the Company. However, New York City imposes an unincorporated business tax on partnerships operating in New York City. The financial statements include a provision for these taxes.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents includes funds in bank checking accounts.

Revenue Recognition

The Company records commissions earned on securities transactions on a trade date basis. In addition, the Company earns fees in connection with providing independent research. The Company is compensated quarterly in arrears for the period of time during such quarter that they are designated as the research provider for a given company.

ROCHDALE SECURITIES LLC

NOTES TO FINANCIAL STATEMENT

December 31, 2006

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Credit and Off-Balance-Sheet Risk

The Company receives its income from customer transactions on settlement date from its clearing brokers and, accordingly, is not exposed to credit risk. Additionally, at December 31, 2006, the Company does not hold any financial instruments with off-balance-sheet risk. At certain times throughout the year, the Company may maintain bank account balances in excess of federally insured limits.

NOTE 2 – MARKETABLE SECURITIES

The following table provides a summary of marketable securities as of December 31, 2006:

	Cost	Market Value
Common stocks	$ 271,500	$ 273,188
Money market funds	1,737,519	1,737,519
Total	$ 2,009,019	$ 2,010,707

The investments in common stock are concentrated in three issues. The investments in money market funds are substantially invested within three financial institutions.

Included in common stocks is a proprietary marketable security with a cost of $194,216 and a market value of $211,200.

NOTE 3 - FURNITURE, EQUIPMENT AND IMPROVEMENTS

At December 31, 2006, furniture, equipment and improvements are summarized as follows:

	Cost	Accumulated Depreciation	Net
Equipment and Furniture	$ 744,557	$ 594,736	$ 149,821
Improvements	652,729	598,334	54,395
Total	$ 1,397,286	$ 1,193,070	$ 204,216

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $6,167,923 which was $5,589,292 in excess of its required net capital of $578,631. The Company's capital ratio was 1.41 to 1.

NOTE 5 - CUSTOMER PROTECTION RULE

The Securities and Exchange Commission Customer Protection Rule (rule 15c3-3) sets out regulations concerning self-clearing firms. The Company clears all of its customer transactions through outside brokers on a fully disclosed basis and effectuates financial transactions with its customers through accounts designated as "Special Account for the Exclusive Benefit of Customers" and, therefore, the Company has claimed exemption from these regulations under rule 15c3-3(k) (2) (I). The Company is in compliance with the exemptive provisions of the rule.

As a non-clearing firm, the Company does not hold customer funds or securities. Procedures for controls applied by the Company's clearing agent have been examined by other independent auditors during the fiscal year and were deemed to be adequate for safeguarding customer funds and securities.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company executed a 10-year lease for office space expiring May 31, 2008. Under the terms of the lease, annual rent calculated on a straight-line basis including the rent abatement period approximates $1,200,000. A significant portion of this space is occupied by affiliated companies and, accordingly, the Company allocates a portion of this annual rental to such affiliates. The Company's allocated portion of the annual rent expense amounts to approximately $478,000. Future annual rent, net of allocations to affiliates, through the expiration of the lease agreement is as follows:

Year Ended December 31, 2007	$ 478,000
Year Ended December 31, 2008	199,000
Total	$ 677,000

The Company entered into employment agreements with key personnel. In addition to base salary provisions, the agreements provide for incentive compensation based on certain performance benchmarks.

NOTE 7 - INCOME TAXES

As previously discussed, the Company, as a limited liability company, is treated as a partnership for income tax purposes. Accordingly, the taxable income of the Company is taxable to its members based on their respective ownership of the profit and losses of the Company. However, New York City imposes an unincorporated business tax on partnerships operating in New York City. The financial statements include a provision for these taxes.

NOTE 8 - CREDITS FOR SERVICES PROVIDED TO CLIENTS

Employee benefit trusts of corporate plan sponsors and institutional money managers constitute two principal groups of the Company's clients. The Company has agreements with a majority of these clients obligating the Company to expend a portion of the commissions earned from such clients for research and other expenses incurred by the clients. Such expenditures are made at the sole discretion of the clients. Included in receivables from clients at December 31, 2006, are amounts expended in advance of client credits earned on future commissions. Included in accounts payable and accrued expenses at December 31, 2006, are unexpended amounts which shall be paid out to the clients or to other parties at the direction of the clients within a reasonable period of time after the end of the fiscal year in which the related commissions were earned.

NOTE 9 - RELATED PARTIES

The Company provides certain general and administrative services to affiliated companies. These services were provided in the normal course of business and were recorded as a decrease to the specific expenses in the period provided. As of December 31, 2006, substantially all shared expenses have been terminated.

NOTE 10 - EMPLOYEE RETIREMENT PLAN

All full-time employees of the Company are eligible to participate in a defined contribution retirement plan upon completion of six months of service. The plan provides for discretionary matching contributions from the Company based on a percentage of the employees' contribution. The employer contribution vests to the employees over a six-year period. During 2006, the Company's matching contributions amounted to $213,060.

END